Mail Stop 4561

March 31, 2010

Denis A. Krusos
Chief Executive Officer
Copytele, Inc.
900 Walt Whitman Road
Melville, New York 11747

      Re: Copytele, Inc.
             Form 10-K/A for the Fiscal Year Ended October 31, 2009
             Filed March 10, 2010
             Form 10-Q for the Quarterly Period Ended January 31, 2010
             Filed March 17, 2010
             File No. 000-11254

Dear Mr. Krusos:

We have reviewed your response letter dated March 9, 2010. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. References to prior comments in this letter relate to comments in our letter dated February 23, 2010.

General

1.   You state on page 4 that your products are being used by government agencies, military, as well as domestic and international non-governmental organizations in the Middle East and Africa, and that your products are now being evaluated by Middle Eastern governments. Also, on page 5, you state that your specific Thuraya satellite products are being evaluated by a Middle Eastern government. Further, on page 21, you state that you are continuing to direct your encryption marketing efforts to opportunities in both the commercial and government security markets and you have recently uncovered new opportunities to market products to Middle Eastern governments to secure voice and fax communications. In addition, we are aware of a June 2008 news report that Videocon Industries Limited, which exports products to the Middle East and with which you have a significant technology license agreement, intended to build a plant in Iran in 2009.

The Middle East and Africa include Iran, Syria, and Sudan, countries that are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, if any, whether through subsidiaries, distributors, licensees, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, or services that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Form 10-K for the Fiscal Year Ended October 31, 2009

Part I

Item 1. Business, page 4

2.   On page 5 you disclose that the payment terms of the technology license to Videocon were modified to "allow Videocon's payments to be more closely aligned with the progress being made towards optimization of the display performance." This text suggests that at least some of the additional license fee payments will be owed only if specific performance standards are met by prototypes of the company's products in the development process. Please clarify the disclosure, and ensure that your description of these provisions of the license agreement provides the materially complete summary of the rights and obligations of the related parties that is required by Item 404(a)(6) of Regulation S-K.

3.   Ensure that your discussion of transactions with Videocon describes all payments that were received from and made to Videocon during the year ended October 31, 2009. The extent to which license fees owed by Videocon were offset by payment obligations for goods or services received from Videocon should be discussed in qualitative and quantitative terms. Describe the nature of those goods or services and the amount of the offset, during the most recently completed year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

4.   On page 31, you express the belief that existing resources and those to be received from operations will provide sufficient capital to enable you to fund expected operations for at least 12 months. We note that the sources of capital supporting

the conclusion about the adequacy of your resources include license fees. With a view to disclosure, tell us the dollar amount of the license fees expected to be received in the twelve months from the filing date of the Form 10-K, and clarify whether those fees will be owed only if product performance or similar criteria are met. To the extent the adequacy of your capital resources during the 12 month period is expected to depend materially upon the receipt of license fees, please discuss this in quantitative terms. Also, consider whether the uncertainty of receipt of the future license fee payments warrants more specific disclosure.

Contractual Obligations, page 31

5.   We note that your contractual obligations table does not reflect the $5 million senior secured loan from Mars Overseas Limited that is listed on your consolidated balance sheet. Please revise to include the $5 million senior secured loan in your table or tell us why you think that disclosure is not required. Refer to Item 303(a)(5) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

6.   We note your response to prior comment 8 and reissue the comment. Please identify the natural person(s) who exercise sole or shared voting and dispositive powers over the shares held of record by Mars Overseas Limited, as required by Item 403(a) of Regulation S-K. Please refer to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to determine beneficial ownership.

Item 15. Exhibits and Financial Statement Schedules, page 43

7.   We note from your response to comment 9 that your 2003 Share Incentive Plan was amended October 8, 2004, February 9, 2006, August 22, 2007, and December 3, 2008; however, we are unable to locate the amendment of December 3, 2008 among documents you have filed publicly. Please tell us where this amendment has been filed or file it. Further, it appears that amendments 2 and 3 were filed as exhibits to your Form 10-Q for the fiscal quarter ended January 31, 2006, not January 31, 2005. Please revise accordingly.

Exhibits 31.1 and 31.2

8.   The language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you have included the titles of your certifying officers in the introductory paragraph of your certifications. Please confirm that in future filings you will not alter the form of the certifications in any manner from that

appearing in Item 601(b)(31)(i) of Regulation S-K. This comment also applies to your Form 10-Q for the Quarterly Period Ended January 31, 2010.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile to: (212) 208-4451
         Michael D. Schwamm, Esq.
         Duane Morris, LLP